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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 SCHEDULE TO-I/A
            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 3)

                                  ZONAGEN, INC.
                       ----------------------------------
                       (Name of Subject Company (issuer))

                                  ZONAGEN, INC.
                               JOSEPH S. PODOLSKI
                                LOUIS PLOTH, JR.
                  ---------------------------------------------
                  (Names of Filing Persons (offeror and issuer)

                     COMMON STOCK, $.001 PAR VALUE PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                   98975L 10 8
                      -------------------------------------
                      (CUSIP Number of Class of Securities)

                               Joseph S. Podolski
                      President and Chief Executive Officer
                                  Zonagen, Inc.
                        2408 Timberloch Place, Suite B-10
                           The Woodlands, Texas 77380
                                 (281) 719-3400
           ----------------------------------------------------------
           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                        Copy to: Jeffrey R. Harder, Esq.
                                Andrews Kurth LLP
                     10001 Woodloch Forest Drive, Suite 200
                           The Woodlands, Texas 77380
                                 (713) 220-4801

                            Calculation of Filing Fee

Transaction valuation*                                  Amount of filing fee

    $18,000,000                                               $1,456.20


*Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended. This calculation assumes the purchase of all of the shares of common stock being sought by the offeror at the maximum purchase price of $2.10 per share for an aggregate purchase price of $18 million.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

           Amount Previously Paid:          $1,456.20
                                            ---------------------------
           Form or Registration No.:        Schedule TO-I
                                            ---------------------------
           Filing Party:                    Zonagen, Inc.
                                            ---------------------------
           Date Filed:                      November 19, 2003
                                            ---------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4. [X] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

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INTRODUCTION.

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed by Zonagen, Inc., a Delaware corporation (the "Company"), on November 19, 2003, as amended by Amendment No. 1 thereto filed by the Company on December 18, 2003 (as amended, the "Schedule TO") and Amendment No. 2 thereto filed by the Company on January 8, 2004. The Schedule TO relates to the modified Dutch auction self tender offer by the Company to purchase up to 8,571,428 shares of its common stock, $0.001 par value per share, at a purchase price not greater than $2.10 nor less than $1.83 per share (the "Purchase Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 19, 2003 (the "Offer to Purchase"), the Supplement to the Offer to Purchase dated December 18, 2003 (the "Supplement") and in the related Letter of Transmittal (the "Letter of Transmittal") which, together with the Offer to Purchase and the Supplement, as amended or supplemented from time to time, constitute the Offer.

This Amendment No. 3 is filed in satisfaction of the reporting requirements of Rule 13e-4(c) promulgated under the Securities Exchange Act of 1934, as amended.

ITEMS 1 THROUGH 11 AND 13.

Items 1 through 11 and 13 of the Schedule TO are hereby amended and supplemented by incorporating therein by reference the press release issued by the Company on January 13, 2004 reporting the final results of the tender offer, a copy of which is filed herewith as Exhibit (a)(5) to the Schedule TO.

ITEM 12.  EXHIBITS.

Item 12 is hereby amended and supplemented by adding the following exhibit:

(a)(5) Press Release dated January 13, 2004.


                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  SCHEDULE TO-I/A

                                  ZONAGEN, INC.

                                  By:        /s/ Joseph Podolski
                                      ------------------------------------------
                                  Name:    Joseph Podolski
                                  Title:   President and Chief Executive Officer

                                  Dated:  January 13, 2004


                                  By:        /s/ Louis Ploth, Jr.
                                      ------------------------------------------
                                  Name:    Louis Ploth, Jr.
                                  Title:   Vice President, Business Development
                                           and Chief Financial Officer

                                  Dated:  January 13, 2004

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                                  EXHIBIT INDEX


EXHIBIT NUMBER             DESCRIPTION

(a)(5)                     Press Release dated January 13, 2004.